## JL Chandler Enterprises, LLC.

### Assets

| Current assets: | 2019 | 2020 |
|---|---|---|
| Bank of America Checking Acct | 6,823.00 | 179,752.00 |
| Investments | - | - |
| Inventories | - | - |
| Accounts receivable | - | - |
| Pre-paid expenses | - | - |
| Other | - | - |
| **Total current assets** | **6,823.00** | **179,752.00** |

| Fixed assets: | Previous Year | Current Year |
|---|---|---|
| Washers & Dryers | 75,000.00 | |
| Leasehold improvements | - | - |
| Equity and other investments | - | - |
| Less accumulated depreciation | - | - |
| **Total fixed assets** | **75,000.00** | **-** |

| Other assets: | Previous Year | Current Year |
|---|---|---|
| Goodwill | - | - |
| **Total other assets** | **-** | **-** |

| **Total assets** | **81,823.00** | **179,752.00** |
|---|---|---|

### Liabilities and owner's equity

| Current liabilities: | Previous Year | Current Year |
|---|---|---|
| Accounts payable | - | - |
| Accrued wages | - | - |
| Accrued compensation | - | - |
| Income taxes payable | - | - |
| Chase Credit Card | 24,378.00 | - |
| BofA Credit Card | 11,576.00 | - |
| **Total current liabilities** | **35,954.00** | **-** |

| Long-term liabilities: | Previous Year | Current Year |
|---|---|---|
| People Fund Loan | 44,046.00 | |
| **Total long-term liabilities** | **44,046.00** | **-** |

| Owner's equity: | Previous Year | Current Year |
|---|---|---|
| Owner's Capital | (3,002.00) | (102,301.00) |
| Net Income | 4,825.00 | 282,053.00 |
| **Total owner's equity** | **1,823.00** | **179,752.00** |

| **Total liabilities and owner's equity** | **81,823.00** | **179,752.00** |
|---|---|---|

| **Balance** | - | - |
|---|---|---|